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                              July 28, 2020

       M  rio Ghio Junior
       Chief Executive Officer
       Vasta Platform Ltd.
       Av. Paulista, 901, 5th Floor
       Bela Vista, S  o Paulo     SP, 01310-100, Brazil

                                                        Re: Vasta Platform Ltd
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed July 23, 2020
                                                            File No. 333-239686

       Dear Mr. Junior:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 15, 2020 letter.

       Amendment No. 1 to Form F-1 filed July 23, 2020

       Preliminary Results for First Semester of 2020, page 16

   1. We note you have included a discussion of preliminary EBITDA within your discussion of first semester 2020
preliminary results, and that this paragraph is presented prior to your discussion of
preliminary net loss. Please revise your disclosure to present the non-
                                                        GAAP measure,
preliminary EBITDA, in the position of less prominence. Refer to the guidance in Item 10(e)
of Regulation S-K.
 M  rio Ghio Junior
FirstName  LastNameM  rio  Ghio Junior
Vasta Platform Ltd.
Comapany
July       NameVasta Platform Ltd.
     28, 2020
July 28,
Page  2 2020 Page 2
FirstName LastName
2.       We note your statement that    . . . actual results will likely
differ, and may differ
         materially, from those reflected in the preliminary results. . .    If
you choose to disclose
         preliminary results, you should be able to assert that the actual results are not expected to differ materially from those reflected in the preliminary results. Accordingly, please remove or revise this statement.
3. We note your disclosure that you do not undertake any obligation to update or otherwise revise the preliminary results even in the event that any or all of the underlying assumptions are shown to be in error. Please revise your disclaimer to clarify that you will update your disclosure if required by applicable law.
Use of Proceeds, page 85

4. In the second paragraph of this section, you disclose that each US$1.00 increase
         (decrease) in the assumed initial public offering price of US$16.50 per share would increase (decrease) the net proceeds to you by approximately US$17.55. Please revise to clarify, if true, that this is in millions.
Dilution, page 89

5. Please provide us your calculation of net tangible book value of R$(1,763) million and the calculations disclosed in your table. It appears your table begins with pro forma net tangible book value giving effect to the restructuring and contribution which after reflecting the increase due to new investors in the offering should result in pro forma as adjusted net tangible book value. Further, we note your disclosure that you calculate this measure as total assets less total liabilities excluding goodwill and other intangible assets.
         Please tell us if you have included deferred tax assets, and if so, how you determined they were tangible assets. Please advise and revise as appropriate.
       You may contact Amy Geddes at 202-551-3304 or Donna Di Silvio at 202-551-3202 if
you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Erin Jaskot at 202-551-3442 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Trade
& Services